Exhibit 4.2

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock, $0.001 par value per share (the “Common Stock”), and Preferred Stock Purchase Rights PetMed Express, Inc., a Florida corporation (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

General

The following descriptions of our Common Stock and of certain provisions of Florida law do not purport to be complete and are subject to and qualified in their entirety by reference to our amended and restated articles of incorporation, our amended and restated bylaws and the Florida Business Corporation Act, as amended (the “Florida Act”). The Company has authorized 40,000,000 shares of Common Stock of which as of September 30, 2025, 21,015,559 shares of Common Stock are issued and outstanding. All of our outstanding shares of Common Stock are fully paid and non-assessable. Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “PETS.”

Common Stock

Holders of the Common Stock have no pre-emptive, redemption, subscription or conversion rights. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of the Company's shareholders. Subject to the dividend rights of the holders of any outstanding preferred stock, each share of Common Stock is entitled to participate equally with respect to dividends as may be declared by the board of directors out of funds legally available therefor. In the case of voluntary or involuntary liquidation, distribution or sale of assets, dissolution, or winding up of the Company, holders of our Common Stock are entitled to receive a pro rata share of the amount distributed after provisions for payment of all debts, other liabilities and any liquidation preferences of outstanding preferred stock. The Florida Act also may affect the terms of these securities.

Limitations on Rights of Holders of Common Stock – Preferred Stock

The rights of holders of Common Stock may be materially limited or qualified by the rights of holders of preferred stock that we may issue in the future. Set forth below is a description of the Company’s authority to issue preferred stock and the possible terms of that stock.

Our amended and restated articles of incorporation authorizes our board of directors, without further shareholder action, to provide for the issuance of up to 5,000,000 shares of preferred stock, with a par value of $0.001 per share, in one or more series, and to fix the designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions, redemption and liquidation preferences of each of these series. Of the preferred stock, 250,000 shares have been designated Convertible Preferred Stock of which as of October 14, 2025, 2,500 shares of Convertible Preferred Stock are issued and outstanding. We may amend from time to time our amended and restated articles of incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of our shares of Common Stock entitled to vote.

Shareholder Action by Written Consent and Special Meeting

Our amended and restated bylaws provide for action by our shareholders without a meeting with the written consent of shareholders holding the number of shares necessary to approve such action if it were taken at a meeting at which all shares entitled to vote thereon were present. Our amended and restated bylaws also provide that shareholder action can be taken at an annual meeting of the shareholders or at a special meeting which may be called, for any purpose or purposes, by the board of directors or the person or persons authorized to do so by the board of directors and must be called by the Secretary if the holders of not less than ten percent of all votes entitled to be cast on any issue proposed to be considered at such special meeting sign, date and deliver to the Secretary one or more written demands for a special meeting, describing the purpose or purposes for which it is to be held.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without shareholder approval, subject to the requirements of applicable law or regulation, including any listing requirement of the principal stock exchange on which our Common Stock is then listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Board Authority to Amend Bylaws

Under our amended and restated bylaws, our board of directors has the authority to adopt, amend or repeal the bylaws without the approval of our shareholders unless the Florida Act reserves the power to amend a particular bylaw provision exclusively to the shareholders.

Certain Anti-Takeover provisions of Florida Law and our Bylaws

Florida Business Corporation Act

We are subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the Florida Act, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” without the approval of the holders of two-thirds of the voting shares of such corporation (excluding shares held by the interested shareholder), unless:

●	the transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

●	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

●
the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

●	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An “interested shareholder” is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares. We have not made an election in our amended and restated articles of incorporation to opt out of Section 607.0901.

In addition, we are subject to Section 607.0902 of the Florida Act which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless (i) our board of directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by our board of directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

These statutory provisions may prevent takeover attempts that might result in a premium over the market price for shares of our common stock.

Advance Notice of Shareholder Proposals or Nominations

Our amended and restated bylaws provide that shareholders at an annual meeting may only consider proposals or nominations (i) specified in the notice of meeting given by or at the direction of the Board, (ii) properly brought before the meeting by or at the direction of the Board or (iii) otherwise properly brought before the meeting by a shareholder of the Company who was a shareholder of record on (a) the date of the giving of timely notice to our Corporate Secretary and (b) the record date for the meeting, who is entitled to vote at the meeting and who has given our Corporate Secretary timely written notice, in proper form. In addition to certain other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder generally must have given notice thereof in proper written form to our Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Proxy Access

Our By-Laws permit a shareholder (or a group of up to 20 shareholders) owning three percent (3%) or more of our common stock continuously for at least three years to nominate and include in our proxy statement candidates for up to the greater of 2 of 20% of our Board. To be timely, a notice of a nomination under our proxy access bylaw provisions must be delivered to or mailed and received at the principal executive offices of the Company not less than one-hundred twenty (120) days nor more than one-hundred fifty (150) days prior to the anniversary of the date that the Company first distributed its proxy statement to shareholders for the immediately preceding annual meeting of shareholders. The notice must contain certain information specified in our amended and restated bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for the Company's common stock is Continental Stock Transfer & Trust Company.

Description of Preferred Stock Purchase Rights

On December 2, 2024, the board of directors (the “Board”) of the Company adopted a rights agreement and declared a dividend of one right (a “Right”) for each outstanding share of Common Stock to shareholders of record at the close of business on December 16, 2024 (the “Record Date”). The description and terms of the Rights are set forth in a rights agreement, dated as of December 3, 2024 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, a federally chartered trust company, as rights agent (and any successor rights agent, the “Rights Agent”).

The following is a summary of the material terms of the Rights and Rights Agreement:

The Rights. Each Right entitles its registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (“Preferred Stock”), of the Company at an exercise price of $27.00 per Right, subject to adjustment (the “Purchase Price”). The Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below), the Redemption Date (as defined below), the Final Expiration Date (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Date, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock. Until a Right is exercised or exchanged, the registered holder thereof, as such, will have no separate rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Until the Distribution Date, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Date, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Date. From and after the Distribution Date, the separate rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable prior to the Distribution Date and, thereafter, become exercisable only after such time as the Rights become no longer redeemable by the Company. Until a Right is exercised, its holder will have no separate rights as a shareholder of the Company, including the right to vote or to receive dividends. Upon the Distribution Date, any Rights held by an Acquiring Person, its Related Persons (as defined in the Rights Agreement), and certain transferees thereof become null and void and may not be exercised.

Exercisability; Separation and Distribution of Rights. Subject to certain exceptions, the Rights become exercisable and will be transferrable separately from Common Stock only upon the “Distribution Date,” which occurs upon the earlier of:

•the close of business on the tenth (10th) business day after the “Shares Acquisition Date” (or such later date as may be determined by the Board prior to the Distribution Date that would otherwise have occurred); “Shares Acquisition Date” is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its Related Persons, beneficially owns 12.5% or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person; or
•the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to the Distribution Date that would otherwise have occurred) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.
Subject to the exceptions set forth in the Rights Agreement, an Acquiring Person does not include:
•any Exempt Person;
•any Existing Holder (as defined in the Rights Agreement); or
•the Company or any of its subsidiaries, any officer, director, or employee of the Company or any subsidiary of the Company in his or her capacity as such, or any employee benefit plans of the Company or any subsidiary of the Company, or any entity, trustee, or administrator holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding any such plan or other benefits for employees of the Company or any subsidiary of the Company.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Final Expiration Date. The Rights will expire on the earliest to occur of (a) the close of business on December 2, 2025 (the “Final Expiration Date”), (b) the time at which the Rights are redeemed by the Company (as described below), or (c) the time at which the Rights are exchanged by the Company (as described below).

Exempt Persons. The Rights Agreement grants discretion to the Board to designate a person as an “Exempt Person” or to designate a transaction involving the Common Stock as an “Exempt Transaction.” Except as otherwise provided in the Rights Agreement, an “Exempt Person” cannot become an Acquiring Person under the Rights Agreement. The Board can, in its sole discretion, revoke an “Exempt Person” designation.

Flip-in Event. In the event that any person or group (other than certain exempt persons as designated by the Board) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than the Acquiring Person, its Related Persons, and certain transferees thereof, whose rights automatically become null and void) will have the right to receive, upon exercise and payment of the Purchase Price, Common Stock having a value equal to two times the Purchase Price, based on the market price of our Common Stock prior to such acquisition.

Flip-over Event. In the event that, after a person or group has become an Acquiring Person, any of the following occurs (each, a “Flip-over Event”):
•the Company effects a share exchange, consolidates with, or merges with and into, any other person;
•any person engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or
•the Company sells or otherwise transfers, in one transaction or a series of related transactions, 50% or more of the Company’s assets, cash flow or earning power;

each holder of a Right (except for Rights held by an Acquiring Person, its Related Persons, and certain transferees thereof, which will have been voided as described above) will have the right to acquire, upon payment of the Purchase Price, shares of the common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) a market value equal to twice the Purchase Price based on the market price of such person’s stock, prior to such merger.

Preferred Stock Provisions. Each share of Preferred Stock, if issued: (i) will not be redeemable; (ii) will entitle the holder thereof to quarterly dividend payments $0.001 per one one-thousandth of a share or an amount equal to the dividend paid on one share of Common Stock, whichever is greater; (iii) will entitle the holder to receive $1.00 per one one-thousandth of a share or an amount equal to the payment made on one share of Common Stock, whichever is greater, (iv) will have the same voting power as one share of Common Stock; and (v) if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holders to a payment per one one-thousandth of a share equal to the payment made on one share of Common Stock.

Anti-dilution Adjustments. The Board may adjust the Purchase Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or Common Stock, as applicable. No adjustments to the Purchase Price of less than 1% will be made.

Redemption. At any time prior to the earlier of (i) the Distribution Date or (ii) the close of business on the Final Expiration Date, the Company may redeem all but not less than all the then outstanding Rights, at a price of $0.001 per Right (appropriately adjusted to reflect any stock split, stock dividend, reclassification, or similar transaction occurring after the date of the Rights Agreement). Immediately upon the action of the Board authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Exchange. At any time after any person or group becomes an Acquiring Person, but before an Acquiring Person, together with all Related Persons, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, together with all Related Persons, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement. The Company may from time to time, in its sole discretion, amend or supplement the Rights Agreement without the consent of the holders of the Rights for so long as the Rights are redeemable. After the Rights are no longer redeemable, the Company may not amend the Rights Agreement in a way that adversely affects holders of the Rights (other than holders of Rights that have become null and void).